UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-9147

(Check One):
☐ Form 10-K	☐ Form 11-K

☒ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant	M (2003) plc (formerly Marconi plc)

Address of Principal Executive Office	8 Salisbury Square, London EC4Y 8BB, United Kingdom

PART II
RULE 12b-25 (b) AND (c)

      [If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)     ☒  ]

The Registrant hereby represents that:

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-25(c) has been attached if applicable. [Not Applicable]

PART III
NARRATIVE

      [State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.]

      We are in ongoing discussions with our auditors regarding our financial statements for the fiscal year ended March 31, 2004 in respect of the reconciliation of UK GAAP and US GAAP. As a result, our Board of Directors has not had sufficient time to review the financial statements and approve the annual report on Form 20-F by the filing deadline of September 30, 2004. We expect that our discussions with our auditors will be finalized shortly and the annual report reviewed and approved by our Board of Directors thereafter so that filing will occur on or before October 15, 2004.

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Kevin Smith	+44	02476 563704

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On May 19, 2003, M (2003) plc (then known as Marconi plc) and Marconi Corporation plc concluded the financial restructuring of the Marconi group. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of M (2003) plc and Marconi Corporation plc. As a result of the financial restructuring, Marconi Corporation plc became the new parent company of the Marconi group and M (2003) plc ceased to be a member of the Marconi group. On October 21, 2003, Marconi plc changed its name to M (2003) plc. M (2003) plc no longer conducts any business and does not intend to revive any business operations.

      Under the terms of the M (2003) plc scheme of arrangement (the “Scheme”), all of our assets, other than those necessary to fund the administration of the Scheme, will be distributed to our creditors over time in accordance with the Scheme. We expect to liquidate or dissolve M 2003) plc at roughly the same time as the completion of these distributions to our creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, we believe M (2003) plc shares and ADRs are effectively worthless.

      Because we are still in discussion with our auditors regarding our financial statements for the fiscal year ended March 31, 2004 in respect of the reconciliation of UK GAAP and US GAAP, we are currently unable to provide a reasonable quantitative estimate of the change in our results of operations from the corresponding period for the last fiscal year. We expect to provide a quantitative statement of the change in our results of operations as part of our annual report when we file the annual report on Form 20-F on or before October 15, 2004.

M (2003) plc

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	SEPTEMBER 30, 2004	By:	/s/ Kevin Smith

Company Secretary